Mail Stop 4561

December 2, 2008

By U.S. Mail and Facsimile to (217) 223-1005

Michael P. McGrath
Executive Vice President, Treasurer, Secretary and Chief Financial Officer
Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

> **Re: Mercantile Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 26, 2008**
> **File No. 1-32434**

Dear Mr. McGrath:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Impact of the Capital Purchase Program

1.   Please disclose how you expect to use the proceeds of your proposed sale of securities to the Treasury Department.

2.   Please discuss how your participation in the Capital Purchase Program may require you to register for resale securities you have issued to the Treasury Department.

3.   Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

4.   Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Financial Statements

5.   We note your statement on page 9 that Item 13(a) financial information has not been included because you believe such information is not material to investors. If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted below as well as to total shareholders' equity and your capital ratios.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

- how the application of the proceeds of the transaction may potentially effect your net interest margin;

- how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

- how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

If, following such analysis, you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted in the following paragraph.

In preparing pro forma financial statements, discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. State, if true, that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. Describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

* * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: (by facsimile)
        Hal Oakley, Esq.
        Schmiedeskamp, Robertson, Neu & Mitchell LLP